EXHIBIT C

Ladies and Gentlemen:

     I have been concerned for several months about the apparent course of action being taken by the Celeritek board of directors.

     The board appears to be entrenched and uninterested in maximizing shareholder value. In particular, the board has apparently rebuffed an indication of interest by Anaren Microwave, Inc. In response to a request from Anaren to do exploratory "due diligence" for a possible combination or acquisition proposal, the Celeritek board of directors sent a confidentiality agreement which included an onerous two-year standstill agreement. Previously, the company amended its charter to include a so-called "poison pill" designed to make it difficult for anyone to acquire the company without the board of directors' approval.

     While these "pills" are sometimes touted as giving a board time to negotiate with potential acquirers, in Celeritek's case the pill only serves to entrench the board of directors and management, who has failed to produce earnings. In addition, the directors and management are handsomely compensated and are in comfort in the presence of this poison pill to continue themselves in office, while fending off would-be acquirers.

     If you share my concerns, I invite you to join with me in forming the "Celeritek Shareholder Protective Committee". The purpose of this committee will be to encourage our board of directors to remove the poison pill, to be open to purchase offers (rather than discouraging them) and to improve the company's corporate governance.

     I am willing to serve as chairman of the committee. If you join with me as members of the committee, I will consult with you before having the committee take any action. Initially, however, I propose that the committee consider taking the following actions:

* Calling a special shareholder meeting to remove the present members of the board of directors and replace them with directors who will be more open to corporate governance concerns of shareholders, or alternately running one or more candidates in opposition to the board of director-nominated candidates at the company's next annual meeting. We will need to make a decision about whether to nominate members to the board of directors on or before April 22, 2003.

* Endorsing the action taken by one of our committee members to submit a shareholder proposal for the 2003 annual meeting, recommending that the board repeal the "poison pill";

* Endorsing the action taken by one of our committee members to submit a shareholder proposal for the 2003 annual meeting requiring that the bylaws be amended to provide for an independent outside director to serve as chairman of the company's board (a corporate governance reform that would be particularly beneficial in light of recent corporate scandals);

* Demanding that the company cease the practice of making long-term zero-interest loans to officers and employees.

     If you join the committee, you will be in accordance to work with us to support the proposal to redeem the poison pill and intend to vote your shares to that effect. As a result, as we will have agreed to vote in common on this provision, we may be deemed a "group" for purposes of Section 13D of the Securities Exchange Act of 1934. I will therefore need to amend my statement on Schedule 13D to state that I have entered into the committee arrangement with you and that we may be deemed to be formalized in a group, although I will disclaim any right to vote your shares or control your buying and selling decisions. You may wish to do the same, and if you wish assistance in filing your own statement on Schedule 13D, I will provide assistance in this regard.

     Please send me back a return fax or e-mail indicating your willingness to be named as a committee member.

     As always, I am available to discuss any of these concerns with you at your convenience.

                                 Sincerely,



                                 Bryant R. Riley


                                 As noted above, I have already
                                 agreed to join and have submitted
                                 one of the proposals described
                                 above.